Exhibit 99.1

CYBERARK SOFTWARE LTD.

94 Em-Ha’moshavot Road, Park Azorim, P.O. Box 3143, Petach Tikva 4970602, Israel

November 13, 2014

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 18, 2014

Dear CyberArk Software Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of Shareholders, or the Meeting, of CyberArk Software Ltd., or the Company, to be held at 4:30 p.m. (Israel time) on Thursday, December 18, 2014, at our offices at 94 Em-Ha’moshavot Road, Park Azorim, P.O. Box 3143, Petach Tikva 4970602, Israel.

The Meeting is being called for the following purposes:

(1)	To ratify the election of each of (a) Mr. Ron Gutler and (b) Ms. Kim Perdikou as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law; and

(2)	To approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Companies Law.

Our Board of Directors recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, November 17, 2014 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special General Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet (at www.proxyvote.com), if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://investors.cyberark.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the day on which the Proxy Statement will first be mailed to our shareholders, at the registered office of the Company, 94 Em-Ha’moshavot Road, Park Azorim, Petach Tikva, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-918-0000.

Sincerely,

Gadi Tirosh

Chairman of the Board of Directors